

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2022

Vikram S. Uppal
Chairman and Chief Executive Officer
Terra Property Trust, Inc.
550 Fifth Avenue, 6th Floor
New York, New York 10036

      Re: Terra Property Trust, Inc.
          Registration Statement on Form S-4
          Filed June 24, 2022
          File No. 333-265836

Dear Mr. Uppal:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nana McLean at 202-551-4741 or Ruairi Regan at 202-551-3269 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction

cc: Michael J. Kessler, Esq.